SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32995; File No. 812-14874

BNP Paribas USA, Inc., et al.; Notice of Application and Temporary Order

January 26, 2018

Agency: Securities and Exchange Commission ("Commission")

Action: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order ("Temporary Order") exempting them from section 9(a) of the Act, with respect to a guilty plea entered on January 25, 2018 ("Guilty Plea"), by BNP Paribas USA, Inc. (the "Pleading Entity") in the United States District Court for the Southern District of New York (the "District Court") in connection with a plea agreement ("Plea Agreement") between the Pleading Entity and the United States Department of Justice ("DOJ"), until the Commission takes final action on an application for a permanent order (the "Permanent Order," and with the Temporary Order, the "Orders"). Applicants also have applied for a Permanent Order.

Applicants: BNP Paribas USA, Inc., BNP Paribas Asset Management USA, Inc. ("BNPP AM USA"), Bishop Street Capital Management Corp. ("BSCM"), and BNP Paribas Asset Management UK Limited ("BNPP AM UK") (each, an "Applicant" and collectively, "Applicants").

Filing Date: The application was filed on January 25, 2018.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on February 20, 2018 and should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: BNP Paribas USA, Inc., 787 Seventh Avenue, New York, NY 10019; BNPP AM USA: 200 Park Avenue, 11th Floor, New York, NY 10166; BSCM: First Hawaiian Center, 999 Bishop Street, Suite 2806, Honolulu, HI 96813; BNPP AM UK: 5 Aldermanbury Square, London EC2V 7BP, United Kingdom.

For Further Information Contact: Jessica Shin, Attorney-Adviser, or Robert H. Shapiro, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   The Pleading Entity is a corporation organized under the laws of Delaware and wholly owned subsidiary of BNP Paribas S.A. ("BNPP").[1] The Pleading Entity serves as BNPP's U.S. intermediate holding company.

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[1] BNPP, the parent of the Pleading Entity, does not and will not serve as an investment adviser, depositor or principal underwriter to any registered investment company as it is not a Covered Person (as defined below).

2.   BNPP AM USA, a corporation formed under the laws of New York, is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") and is an indirect wholly owned subsidiary of BNPP and of the Pleading Entity. BNPP AM USA serves as sub-adviser to the investment companies registered under the Act or series of such companies listed in Part 1 of Appendix A to the application (each a "Fund" and, collectively, "Funds"). Until late April 2017, BNPP AM USA was named "Fischer Francis Trees & Watts, Inc."

3.   BSCM, a corporation formed under the laws of Hawaii in 1999, is registered as an investment adviser under the Advisers Act. BSCM is an indirect wholly owned subsidiary of First Hawaiian, Inc., which is an approximately 62% owned indirect subsidiary of BNPP. BSCM serves as investment adviser to each Fund listed in Part 2 of Appendix A to the application.

4.   BNPP AM UK, a corporation formed under the laws of the United Kingdom, is registered as an investment adviser under the Advisers Act. BNPP AM UK is an indirect wholly owned subsidiary of BNPP. BNPP AM UK does not currently advise any Fund, but expects to be sub-adviser to the newly-organized Fund listed in Part 1B of Appendix A to the application.

5.   While no existing company of which the Pleading Entity is an "affiliated person" within the meaning of section 2(a)(3) of the Act ("Affiliated Person"), other than BNPP AM USA, BSCM and BNPP AM UK (together, the "Fund Servicing Applicants"), currently serves as an investment adviser or depositor of any Fund, employees' securities company ("ESC") or investment company that has elected to be treated as a business development company under the Act ("BDC"), or principal underwriter (as defined in section 2(a)(29) of the Act) for any open-end management investment company registered under the Act ("Open-End Fund"), unit

investment trust registered under the Act ("UIT"), or face-amount certificate company registered under the Act ("FACC"), Applicants request that any relief granted by the Commission pursuant to the application also apply to any current or future Affiliated person of the Pleading Entity other than BNPP (together with the Fund Servicing Applicants, the "Covered Persons") with respect to any activity contemplated by section 9(a) of the Act.[2]

6.	On January 25, 2018, the United States Department of Justice (the "Department of Justice") filed a one-count criminal information (the "Information") in the District Court. The Information charges that from as early as September 2011 until at least July 2013, the Pleading Entity, through a single Central and Eastern European, Middle Eastern and African Emerging Markets currencies ("CEEMEA" currencies) trader employed by BNP Paribas Securities Corp. ("Sec Corp"), participated in a conspiracy to suppress and eliminate competition in CEEMEA currencies by various methods (the "Conduct"), as further described in the application, in violation of the Sherman Antitrust Act (Title 15, United States Code, section 1).

7.	Pursuant to the Plea Agreement, the Pleading Entity entered the Guilty Plea on January 25, 2018 in the District Court to the charge set out in the Information. According to the Plea Agreement, the Pleading Entity, among other things, agreed to a fine of $90 million. The Applicants expect that the District Court will enter a judgment against the Pleading Entity (the "Judgment") that will require remedies that are materially the same as set forth in the Plea Agreement. The individual referenced in the Information as responsible for the Conduct is no longer employed by BNPP or any of its affiliates.

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[2] Covered Persons may, if the Order is granted, in the future act in any of the capacities contemplated by Section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

8.   BNPP and its affiliates have entered into settlement agreements with other U.S.

regulatory or enforcement agencies related to the Conduct. The Board of Governors of the

Federal Reserve System ("FRB") entered a cease and desist order (the "FRB Order") on July 17,

2017 against BNPP, the Pleading Entity and Sec Corp concerning unsafe and unsound banking

practices relating to BNPP's foreign exchange ("FX") business. The New York State

Department of Financial Services ("DFS") entered into a consent order (the "DFS Order") on

May 24, 2017 with BNPP and its New York branch (the "DFS Order Parties") to settle DFS'

investigations into alleged violations of the New York laws and regulations arising out of

conduct in the DFS Order Parties' FX business during the period between 2007 and 2013.

Applicants' Legal Analysis:

1.   Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve

or act as an investment adviser or depositor of any registered investment company or as principal

underwriter for any registered open-end investment company, UIT, or FACC, if such person

within ten years has been convicted of any felony or misdemeanor, including those arising out of

such person's conduct as a bank. Section 2(a)(10) of the Act defines the term "convicted" to

include a plea of guilty. Section 9(a)(3) of the Act extends the prohibitions of section 9(a)(1) to

a company, any affiliated person of which has been disqualified under the provisions of section

9(a)(1). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any

person directly or indirectly controlling, controlled by, or under common control with, the other

person. The Pleading Entity is an Affiliated Person of each of the other Applicants within the

meaning of section 2(a)(3) of the Act. Therefore, the Applicants state that the Plea Agreement

would result in a disqualification of the Applicants for ten years under section 9(a)(3) were they to act in any of the capacities listed in section 9(a), by effect of a conviction described in section 9(a)(1).

2.   Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the disqualification provisions of section 9(a) of the Act, either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (a) the prohibitions of section 9(a), as applied to the person, are unduly or disproportionately severe or (b) the conduct of the person has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a Temporary Order and a Permanent Order exempting the Fund Servicing Applicants and other Covered Persons from the disqualification provisions of section 9(a) of the Act. The Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

3.   Applicants believe they meet the standards for exemption specified in section 9(c). Applicants assert that (i) the scope of the misconduct was limited and did not involve any of the Fund Servicing Applicants acting as an "investment adviser" (as defined in section 2(a)(20) of the Act) to Funds (such activities, "Fund Service Activities"), or any Fund with respect to which the Applicants engage in Fund Service Activities, (ii) application of the statutory bar would impose significant hardships on the Funds and their shareholders, (iii) the prohibitions of section 9(a), if applied to the BNPP and other Covered Persons, would be unduly or disproportionately severe and (iv) the Conduct did not constitute conduct that would make it against the public interest or protection of investors to grant the exemption from section 9(a).

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4.   Applicants represent that the Conduct did not involve any of Applicants acting in the capacity as an investment adviser or depositor of any Fund, ESC or BDC or as principal underwriter for any Open-End Fund, UIT or FACC. Applicants represent that the Conduct similarly did not involve any Fund with respect to which the Applicants engage in Fund Service Activities.[3] Instead, the Applicants state that the Conduct occurred as a result of the actions of a single employee. The employee is no longer employed and will not be employed in the future, by BNPP, the Applicants or any of the other Covered Persons. Applicants assert that, in light of the limited scope of the Conduct, it would be unduly and disproportionately severe to impose a section 9(a) disqualification on the Applicants. Applicants assert that the conduct of the Applicants has not been such to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

5.   Applicants assert that neither the protection of investors nor the public interest would be served by permitting the section 9(a) disqualifications to apply to the Fund Servicing Applicants because those disqualifications would deprive the Fund of the advisory or sub-advisory services that shareholders expected the Funds would receive when they decided to invest in the Funds. Applicants also assert that the prohibitions of section 9(a) could operate to the financial detriment of the Funds and their shareholders, which would be an unduly and disproportionately severe consequence given that the Conduct did not involve any of the Fund Service Activities.

6.   Applicants further represent that the inability of the Fund Servicing Applicants to continue providing investment advisory services to Funds would result in the Funds and their

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[3] The Pleading Entity does not engage, has not engaged, and will not engage in in any of the capacities contemplated by Section 9(a) of the Act.

shareholders facing potential hardship, as described in the application. Applicants assert that if the Fund Servicing Applicants were barred under section 9(a) from providing investment advisory services to the Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe. Applicants state that the Fund Servicing Applicants have committed substantial capital and other resources to establishing expertise in advising and sub-advising Funds with a view to continuing and expanding this business, which Applicants consider strategically important. Applicants further state that prohibiting the Fund Servicing Applicants from engaging in Fund Service Activities would not only adversely affect their business, but would also adversely affect their employees who are involved in these activities. In addition, Applicants assert that if the Fund Servicing Applicants or Covered Persons are unable to expand their businesses in the future because of the imposition of the section 9(a) disqualification, it could also have an adverse impact on their businesses.

      7.   Applicants represent that: (1) none of the current or former directors, officers or employees of Applicants had any involvement in the Conduct; (2) no current or former employee of the Pleading Entity or of any other Covered Person who previously has been or who subsequently may be identified by the Pleading Entity or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of any Covered Person; (3) the identified employee has had no, and will not have any future, involvement in the Covered Persons' activities in any capacity described in section 9(a) of the Act; and (4) because the personnel of Applicants did not have any involvement in the Conduct, shareholders of the Fund were not affected any differently than if the Fund had received services from any other non-affiliated investment adviser.

8.   Applicants have agreed that none of BNPP, the Applicants or any of the other Covered Persons will employ the former employee of an affiliate of the Pleading Entity or any other person who subsequently may be identified by the Pleading Entity or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to section 9(c).

9.   Applicants have also agreed that BNPP and each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure compliance with the terms and conditions of the Orders granted under section 9(c).

10.   In addition, BNPP and each Applicant and Covered Person will comply in all material respects with the material terms and conditions of the Plea Agreement and with the materials terms of the FRB Order, the DFS Order any other orders issued by regulatory or enforcement agencies addressing the Conduct. Applicants further state that BNPP and its affiliates have undertaken certain remedial measures, as described in greater detail in the application. These include certain remedial measures as required by the Plea Agreement, the FRB Order, and the DFS Order, including improvements to the oversight, internal controls and compliance program, compliance risk management program, and internal audit program for FX trading. Applicants state that BNPP and its affiliates have taken a number of steps to enhance its internal controls, policies and procedures relating to its FX activities. Specifically, Applicants represent BNPP has devised and implemented new global detailed FX-specific policies and procedures and a comprehensive program to change the culture of the business with the aim that each individual within the business understands their responsibility for proper conduct and compliance. Applicants also represent that BNPP has globally rolled out culture and conduct workshops and training on BNPP's Foreign Exchange Local Markets remediation program.

Additionally, Applicants represent that supervisors have been given increased tools to directly

oversee their staff and identify conduct issues more effectively, permanent cross-bank chat

rooms have been prohibited, and reverse trades are monitored through software designed to

detect transactions (proprietary and customer) that were not exposed to the risk of the market and

did not result in a change of beneficial ownership.

      11.   As a result of the foregoing, the Applicants submit that granting the exemption as

requested in the application is consistent with the public interest and the protection of investors.

      12.   To provide further assurance that the exemptive relief being requested herein

would be consistent with the public interest and the protection of the investors, the Applicants

agree that they will, as soon as reasonably practical, distribute to the boards of directors or

trustees of the Funds ("Board") written materials describing the circumstances that led to the

Plea Agreement, as well as any effects on the Funds and the application. The written materials

will include an offer to discuss the materials at an in-person meeting with the Board, including

the directors who are not "interested persons" of the Funds as defined in section 2(a)(19) of the

Act and their "independent legal counsel" as defined in rule 0-1(a)(6) under the Act, if any. The

Applicants undertake to provide the Boards with all information concerning the Plea Agreement

and the application as necessary for those Funds to fulfill their disclosure and other obligations

under the U.S. federal securities laws and will provide them a copy of the Judgment as entered

by the District Court.

      13.   Applicants state that certain of the Applicants and their affiliates have previously

received an order under section 9(c) of the Act, as the result of conduct that triggered section

9(a), as described in greater detail in the application.

<u>Applicants' Conditions</u>:

Applicants agree that any order granted by the Commission pursuant to the application will be subject to the following conditions:

1.   Any temporary exemption granted pursuant to the application will be without prejudice to, and will not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

2.   None of BNPP, the Applicants or any of the other Covered Persons will employ the former employee of an affiliate of the Pleading Entity or any other person who subsequently may be identified by the Pleading Entity or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to section 9(c).

3.   BNPP and each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order or, with respect to condition four, such later date or dates as may be contemplated by the FRB Order, the DFS Order or any other orders issued by regulatory or enforcement agencies addressing the Conduct.

4.   BNPP and each Applicant and Covered Person will comply in all material respects with the material terms and conditions of the Plea Agreement and with the material terms of the FRB Order, the DFS Order and any other orders issued by regulatory or enforcement agencies addressing the Conduct.

5. Applicants will provide written notification to the Chief Counsel of the Commission's Division of Investment Management with a copy to the Chief Counsel of the Commission's Division of Enforcement of a material violation of the terms and conditions of any of the Orders within 30 days of discovery of the material violation.

<u>Temporary Order</u>:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), effective as the date of the Guilty Plea, solely with respect to the Guilty Plea entered into pursuant to the Plea Agreement, subject to the representations and conditions in the application, until the Commission takes final action on their application for a permanent order.

By the Commission.

Robert W. Errett
Deputy Secretary